

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 11, 2018

Francis Knuettel II
Chief Financial Officer
Marathon Patent Group, Inc.
11601 Wilshire Blvd., Ste. 500
Los Angeles, CA 90025

Re: Marathon Patent Group, Inc.
Preliminary Information Statement on Schedule 14A
Filed January 2, 2018
File No. 001-36555

Dear Mr. Knuettel:

We have limited our review of your filing to those issues we have addressed in our comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

General

1.   Expand your descriptions of proposals nos. 1 and 2 to describe the impact of your proposed merger with Global Bitcoin Ventures on your capital structure. For example, disclose the total amount of shares outstanding assuming that the merger closes, and discuss whether the merger would impact the likelihood that a private placement would result in a change in control.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853, with any questions. If you require further assistance, you may contact the undersigned at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services